SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

            New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

Attached to this Report on Form 6-K is a press release issued by the registrant on April 10, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: April 30, 2003	By	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

[LETTERHEAD OF PondelWilkinson MS&L]

MS&L

CONTACT:

Roger S. Pondel

PondelWilkinson MS&L

323.866.6006

investor@pondel.com

NEWS RELEASE
HIGHWAY HOLDINGS GRANTED TWO U.S. PATENTS IN KEY STRATEGIC GROWTH AREAS OF CLOCKS, CAMERAS

HONG KONG — April 10, 2003 – Highway Holdings Limited (Nasdaq:HIHO) announced today it has been granted two patents by the United States Patent and Trademark Office.

The first patent, U.S. Patent Number 6,466,517 B1, covers technology concerning the company’s Global Clock. The unique LCD timepiece provides simultaneous analog and digital display of 24 time zones, which are divided into Work, Leisure and Sleep categories, along with a calendar week scheduler, all of which are designed to make the Global Clock a valued tool for world travelers.

The second patent, U.S. Patent Number 6,522,835 B2, covers Highway Holdings’ Photographic Film Package with a detachable cartridge. The package is integral to Highway Holdings’ pre-loaded camera. The patent applies specifically to alternative photographic cameras that can compete in the market place with single-use cameras, which the company said represents one of the fastest growing segments in the consumer photographic industry.

“The award of these important patents underscores the importance Highway Holdings continues to place on its technological leadership,” said Roland Kohl, chief executive officer. “Our development teams combined their creative capabilities with precision engineering skills to produce ingenious solutions that we believe will be highly valued in the consumer marketplace.”

Kohl added: “We have targeted clocks and cameras as key growth opportunities for our company and are focused on further strengthening our position in these markets with several pending applications for additional patents.”

-more-

Highway Holdings Limited

2-2-2

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, which involve risks and uncertainties including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.

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